December 27, 2022

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Attn:

Mr. Howard J. Efron

Re:	Crypto 1 Acquisition Corp
Form 10-K for the Year Ended December 31, 2021 Filed March 31, 2022
File No. 001-41124

Dear Howard,

We have received your previous communications and as noted have spoken with you in previous phone calls on it. Without commenting specifically on the reasonable requests made, our detailed response has been preempted by the decision – due to market conditions -- to return the Trust monies to the shareholders now, de-list, and to proceed to thereafter close the company as soon as practical.

To this end we have filed:

•	a Form 8K detailing the public announcement of returning money to shareholders on December 9th, and

•	a Form 25 to process the delisting of the company as of December 21st.

We plan to file a Form 15 shortly as part of the process to wind down the Company in an orderly fashion which will proceed apace.

Please thus consider this our formal response. We thank you for your courtesy and understanding throughout our discussions.

Sincerely,

/s/ David Hytha
David Hytha
Chief Financial Officer

Attachments

CC:	Jon Talcott, Nelson Mullins LLP
Peter Strand, Nelson Mullins LLP

Crypto 1 Acquisition Corp 1221 Brickell Avenue Suite 900 Miami Florida 33131 USA

www.crypto1.vip